Filed by AECOM Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  URS Corporation

Commission File No.: 1-7567

Date: July 14, 2014

On July 14, 2014, AECOM and URS made available on their website, aecom-urs.com, the following acquisition fact sheet:

The joining of AECOM and URS will dramatically accelerate the combined company’s core strategy of delivering integrated services around the globe. • The combination greatly enhances AECOM’s capacity to provide integrated delivery capabilities, covering all four components of the infrastructure asset lifecycle — design, build, finance and operate. • URS adds new capabilities and end-market expertise — particularly in energy markets, including oil & gas, nuclear and power, and government services — to AECOM’s global platform. • Combining URS’s deep construction expertise with AECOM’s construction capabilities creates a differentiated service offering that can be leveraged across AECOM’s global platform. • The combination of these two industry leaders creates one of the largest E&C companies in the world. • This combination creates a financially strong competitor with pro forma 2013 revenues of more than US$19 billion, EBITDA of approximately US$1.3 billion and total backlog above US$30 billion based on March 31, 2014, data. Clients of both firms will receive substantial benefits as the combined company will be better positioned to deliver the integrated services that clients increasingly demand. • The combined firm will offer a larger, more diverse, yet integrated, portfolio of services in more places around the world — in more than 150 countries and covering all seven continents. • As AECOM integrates the large-project-delivery capabilities of URS, it will advance its core strategy of becoming a more fully integrated global infrastructure firm. • The combined company will be better positioned, through its global platform, in growing markets, from Asia and Africa to the Middle East and Australia, as AECOM: • Bringing together two companies that have outstanding client relationships with many of the world’s largest industrial and infrastructure customers will position the combined company to win a greater share of client spend. • The combined company’s 95,000 employees, serving clients in more than 150 countries around the world, create an extraordinary talent pool and experience base that few others, in any industry, can match. • Introduces additional engineering and project delivery capabilities to its clients. • Capitalizes on URS’s sector expertise in end markets such as oil & gas, power and federal services. ACQUISITION FACT SHEET

Cautionary Note Regarding Forward-Looking Statements

This document may include “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS. AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online on this website.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.